June 15, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1
Filed May 13, 2016
Amendment No. 1 to Registration Statement on Form S-1
Filed May 16, 2016
File No. 333-211377

Loan Lauren P. Nguyen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (Form No. 333-211377) (the “Registration Statement”).

We have attached as Exhibit A to this letter a marked copy of the changed pages to Amendment No. 1 to Registration Statement on Form S-1 filed on May 16, 2016 (“Amendment No. 1”), reflecting changes in response to the Staff’s oral comments provided on June 14, 2016, with respect to Amendment No. 1, and certain other updates with respect to the Company.

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Securities and Exchange Commission	June 15, 2016

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Parhaum J. Hamidi

Blue Buffalo Pet Products, Inc.

Michael Nathenson

Exhibit A

Veterinary Diet, our line of Therapeutic diets for pets offered exclusively through veterinarians. While sales in the veterinary channel are currently minimal, this significant new investment initiative for us will be an important part of our go-to-market strategy in the future. We believe that our differentiated natural Rx products will allow us to be a new, disruptive player in this market segment. While we do not expect to generate significant revenues from Therapeutic products in the near term, we believe they will be synergistic for our relationship with the veterinarian community and provide an incremental avenue for future growth.

The Path Forward: Staying True to BLUE

Evoking the Bishop family’s love for their dog “Blue” and the buffalo, an iconic image of the natural American frontier, the Blue Buffalo name is a constant reminder of our challenge and commitment to “stay true to BLUE” and preserve our passion and authenticity as we grow our business. We will remain committed and stay true to our founding objectives of making the healthiest pet food we can, being a great place to work and helping to find a cure for pet cancer. That is our promise to our loyal pet parents and to ourselves.

Risk Factors

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We may not be able to successfully implement our growth strategy on a timely basis or at all.

•	The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

•	Any damage to our reputation or our brand could have a material adverse effect on our business, financial condition and results of operations.

•	Our growth and business are dependent on trends that may change or not continue, and our historical growth may not be indicative of our future growth.

•	There may be decreased spending on pets in a challenging economic climate.

•	Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs.

•	If we are unable to maintain or increase prices, our margins may decrease.

•	We are dependent on a relatively limited number of customers for a significant portion of our sales.

•	We rely upon a limited number of contract manufacturers to provide a significant portion of our supply of products.

•	We are involved in litigation with Nestlé Purina PetCare Company and related class action lawsuits, including false advertising claims relating to the ingredients contained in our pet food. Regardless of whether we are successful in our defense of these claims or in our counterclaims, this litigation may adversely affect our brand, reputation, business, financial condition and results of operations. In December 2015, we agreed to pay $32.0 million pursuant to a settlement agreement to resolve all related consumer class action lawsuits filed in the United States making allegations similar to Nestlé Purina’s.

ingredients. The trial court narrowed certain of our third party claims in response to motions to dismiss filed by the third parties but allowed numerous claims to proceed. In addition, we maintain insurance coverage for some of the Nestlé Purina claims. However, we may not be able to fully recover from such supplier, broker or from our insurance the full amount of any damages we might incur in these matters. On June 10, 2016, Nestlé Purina filed a motion to sever its main lawsuit against us from our third-party claims against such supplier and broker.

On October 15, 2014, we initiated a separate lawsuit against Nestlé Purina in state court in Connecticut. Nestlé Purina subsequently removed the case to the United States District Court for the District of Connecticut, and the Connecticut District Court then granted Nestlé Purina’s motion to transfer this matter to the same court where Nestlé Purina’s lawsuit against us is pending. Our complaint in this matter alleges that Nestlé Purina has intentionally engaged in false advertising, unfair trade practices and unjust enrichment in the promotion and advertisement of numerous of its products. In particular, our complaint alleges that Nestlé Purina is deceptively advertising that certain high-quality, wholesome ingredients are present in certain of Nestlé Purina’s most popular pet food products in greater amounts, or are more prevalent in the products in relation to other ingredients, than is actually the case. In addition, our complaint alleges that Nestlé Purina is deceptively advertising certain of its products as healthy and nutritious when in fact Nestlé Purina knew that these products were unsafe and were responsible for illness and even death in many of the dogs that consumed them. And our complaint alleges that Nestlé Purina falsely claims its “Just Right” brand of dog food is personalized to match each dog’s unique nutritional needs when it consists of only a limited set of basic ingredient formulas, each of which is substantially similar to the others. Our complaint seeks an injunction prohibiting Nestlé Purina from continuing these false and misleading advertisements, as well as damages and disgorgement of profits, among other things. Discovery is underway in this matter. On July 31, 2015, Nestlé Purina filed an amended answer in this case that also asserted counterclaims against us. Nestlé Purina asserted that our complaint does not state viable claims, but that if a ruling is entered against it then “in the alternative” it asserts counterclaims that relate to the advertising of a variety of our products, which Nestlé Purina contends are misleading or deceptive as to the amounts of certain ingredients in those products. On August 28, 2015, we amended our complaint to include allegations that Nestlé Purina falsely claims that its “Bright Mind” dog food is proven to promote alertness, mental sharpness, memory, trainability, attention, and interactivity in dogs age seven and older, when in fact such claims are unsubstantiated and false. In response to Nestlé Purina’s amended answer and counterclaims, we filed a motion to dismiss the counterclaims in their entirety on October 2, 2015, which was granted on June 13, 2016 with respect to all but two of the counterclaims.

We believe Nestlé Purina’s claims are without merit and are vigorously defending ourselves. However, Nestlé Purina’s allegations, whether made in their lawsuit or through press releases, social media or other public announcements, may result in a loss of consumer confidence in our brand and products and a reduction in our sales if consumers perceive us as being untruthful in our marketing and advertising and may materially adversely affect our brand, reputation, business, financial condition and results of operations, regardless of the outcome of the litigation and any damages we may recover from Nestlé Purina. In addition, if we do not prevail in these claims, we may be required to pay substantial damages and/or may not be able to fully recover those damages from either our insurance, the ingredient supplier, the ingredient broker or any other responsible parties. In addition, we may be enjoined from certain marketing and advertising practices, which have been an important driver of the growth of our brand and business. If the relief sought in the Nestlé Purina lawsuit is granted, the impact on the Company could be material. We expect these legal proceedings will be costly and time consuming and will divert management’s attention from running our business. In addition, during the course of this litigation, we anticipate announcements of the court’s decisions in connection with hearings, motions and other matters, as well as other interim developments related to the litigation. If securities analysts or investors regard these announcements as being unfavorable to us, the market price of our common stock may decline.

In addition, a number of related putative consumer class action lawsuits were filed in various states in the United States making allegations similar to Nestlé Purina’s. In December 2015, we entered into a settlement agreement, which has received final court approval, with the plaintiffs to resolve all of the U.S. consumer class action lawsuits pursuant to which we agreed to pay $32.0 million into a settlement fund. See “Business—Legal Proceedings” for further detail on the settlement.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, employees, governmental or regulatory bodies or competitors. Defending against such claims and proceedings is costly and time consuming and may divert management’s attention and personnel resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected. For example, we recently entered into a settlement agreement with respect to the U.S. consumer class action lawsuits related to the Nestlé Purina proceedings and agreed to pay $32.0 million into a settlement fund to resolve all such class action lawsuits.

Our success depends on our ability to attract and retain key employees and the succession of senior management as well as team members within stores.

Our continued growth and success requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

Our success also depends on our ability to continue to attract, motivate and retain employees who understand and appreciate our culture and are able to represent our brand effectively, including our Pet Detectives who interact with consumers in stores. If we are unable to attract, train and retain new employees and new team members to act as Pet Detectives, this could delay or prevent the implementation of our business strategy and in turn, lead to fewer sales of our products. In addition, we have in the past been a defendant in a purported class action by former and current Pet Detectives, which alleged certain violations of wage and labor laws in California and Oregon, and we may be subject to other claims in the future.

Risks Related to this Offering and Ownership of our Common Stock

We are a “controlled company” within the meaning of NASDAQ rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Together, our Sponsor and The Bishop Family Limited Partnership constitute a “group” that controls, and, after completion of this offering, will continue to control a majority of the voting power of our outstanding common stock. Under NASDAQ rules a listed company of which more than 50% of the voting power for the election of directors is held by another person or group of persons acting together is a “controlled company” and such a company may elect not to comply with certain NASDAQ corporate governance requirements, including the requirement (1) that a majority of the Board of Directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We have elected to be treated as a “controlled company.” Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

conduct, our advertising claims of “no chicken or poultry by-product meals” were inaccurate as to products containing the mislabeled ingredients. Therefore, we may be exposed to false advertising liability to Nestlé Purina and others to the extent a claimant can prove they were injured by our actions. Such liability may be material. We have brought third-party indemnity and damages claims, with respect to the Nestlé Purina lawsuit, against the supplier that mislabeled the ingredients, as well as a broker involved in those transactions for such mislabeled ingredients. The trial court narrowed certain of our third party claims in response to motions to dismiss filed by the third parties but allowed numerous claims to proceed. In addition, we maintain insurance coverage for some of the Nestlé Purina claims. However, we may not be able to fully recover from such supplier, broker or from our insurance the full amount of any damages we might incur in these matters. On June 10, 2016, Nestlé Purina filed a motion to sever its main lawsuit against us from our third-party claims against such supplier and broker.

On October 15, 2014, we initiated a separate lawsuit against Nestlé Purina in state court in Connecticut. Nestlé Purina subsequently removed the case to the United States District Court for the District of Connecticut, and the Connecticut District Court then granted Nestlé Purina’s motion to transfer this matter to the same court where Nestlé Purina’s lawsuit against us is pending. Our complaint in this matter alleges that Nestlé Purina has intentionally engaged in false advertising, unfair trade practices and unjust enrichment in the promotion and advertisement of numerous of its products. In particular, our complaint alleges that Nestlé Purina is deceptively advertising that certain high-quality, wholesome ingredients are present in certain of Nestlé Purina’s most popular pet food products in greater amounts, or are more prevalent in the products in relation to other ingredients, than is actually the case. In addition, our complaint alleges that Nestlé Purina is deceptively advertising certain of its products as healthy and nutritious when in fact Nestlé Purina knew that these products were unsafe and were responsible for illness and even death in many of the dogs that consumed them. And our complaint alleges that Nestlé Purina falsely claims its “Just Right” brand of dog food is personalized to match each dog’s unique nutritional needs when it consists of only a limited set of basic ingredient formulas, each of which is substantially similar to the others. Our complaint seeks an injunction prohibiting Nestlé Purina from continuing these false and misleading advertisements, as well as damages and disgorgement of profits, among other things. Discovery is underway in this matter. On July 31, 2015, Nestlé Purina filed an amended answer in this case that also asserted counterclaims against us. Nestlé Purina asserted that our complaint does not state viable claims, but that if a ruling is entered against it then “in the alternative” it asserts counterclaims that relate to the advertising of a variety of our products, which Nestlé Purina contends are misleading or deceptive as to the amounts of certain ingredients in those products. On August 28, 2015, we amended our complaint to include allegations that Nestlé Purina falsely claims that its “Bright Mind” dog food is proven to promote alertness, mental sharpness, memory, trainability, attention, and interactivity in dogs age seven and older, when in fact such claims are unsubstantiated and false. In response to Nestlé Purina’s amended answer and counterclaims, we filed a motion to dismiss the counterclaims in their entirety on October 2, 2015, which was granted on June 13, 2016 with respect to all but two of the counterclaims.

We believe Nestlé Purina’s claims are without merit and intend to vigorously defend ourselves. Although we have determined that a loss contingency with respect to the Nestlé Purina litigation is reasonably possible, such litigation and lawsuits are still in their early stages and the final outcome is uncertain. In particular, we have determined that the reasonably possible loss or range of loss resulting from Nestlé Purina proceedings cannot be reasonably estimated due to the following reasons: (1) the early stages of the proceedings, (2) the lack of specific damages sought by the plaintiffs, (3) the uncertainty as to plaintiffs’ support for their damages claim, (4) the uncertainty as to factual issues and (5) our claims against third party defendants and counterclaims against Nestlé Purina.

In addition, a number of related putative consumer class action lawsuits were filed in various states in the U.S. making allegations similar to Nestlé Purina’s and seeking monetary damages and injunctive relief. We also brought damages and indemnity claims against our former ingredient supplier and broker with respect to the class action lawsuits. In December 2015, we entered into a settlement agreement with the plaintiffs to resolve all of the U.S. class action lawsuits (the “Settlement”). Under the terms of the Settlement, which received final court approval on May 19, 2016, we agreed to pay $32.0 million into a settlement fund. Any attorneys’ fees awarded by the court and all costs of notice and claims administration will be paid from the settlement fund. On January 8, 2016, we paid this $32.0 million into an escrow account. The amount that each class member who submits a claim for reimbursement will receive will depend on the total amount of Blue Buffalo products purchased by the claimant during the class period and certain other conditions including whether the claimant has a proof of purchase. The Settlement value does not take into account any potential recovery from insurance or from our former ingredient supplier or broker, against whom we will continue to pursue our claims for indemnity and other damages. In addition to the U.S. class actions, which are the subject of the Settlement, in February 2016, a putative class action was filed in the Ontario Superior Court of Justice in Ottawa, Ontario, seeking damages and injunctive relief based on allegations similar to those made in the U.S. class actions. We believe the claims are without merit and plan to vigorously defend ourselves.

In the normal course of business, we are subject to proceedings, lawsuits and other claims and assessments, which typically include consumer complaints and post-termination employment claims. We have assessed such contingent liabilities and believe the potential of these liabilities is not expected to have a material, if any, effect on our financial position, our results of operations or our cash flows.